                                                                    Exhibit 99.2
Contact:
Lawrence H. N. Kinet
Chairman and CEO
Aksys, Ltd.
(847) 229-2222



                      AKSYS REPORTS THIRD QUARTER RESULTS


Lincolnshire, IL, October 26, 1998--Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today reported results for the third quarter and nine months ended September 30, 1998.

For the third quarter ended September 30, 1998, the Company reported a net loss of $3.6 million, or ($0.24) per share, compared with a net loss of $3.1 million, or ($0.22) per share, for the third quarter a year ago. During the quarter, Aksys received joint development income of $1.0 million representing the first milestone payment from Teijin Limited under the terms of a joint development agreement between the two companies. Offsetting the license income was a $1.5 million increase in research and development expenditures as Aksys gears up for clinical evaluation of its PHD(TM) Personal Hemodialysis System. The Company's use of cash to fund operations resulted in a reduction in interest bearing investments, hence a decrease in net interest income from $536,000 during last year's third quarter to $406,000 for the third quarter of 1998. At September 30, 1998, the Company had total cash and short-term securities of $21.0 million and long term investments of $4.3 million.

For the nine months ended September 30, 1998, the Company reported a net loss of $11.1 million or ($0.76) per share, compared to a net loss of $10.3 million, or ($0.75) per share, for last year's first nine months. The increase in net loss is due to higher levels of research and development spending compared with a year ago.

Aksys has received notice that the U.S. Patent and Trademark Office and equivalent foreign patent offices have awarded the Company 7 and 9 new patents, respectively, related to the Company's PHD(TM) Personal Hemodialysis System. These patent awards are in addition to 17 U.S. and 2 foreign patents which Aksys now owns, and 4 U.S. patents to which the Company has exclusive rights.

                                     -more-

AKSYS REPORTS THIRD Quarter Results
Page 2


Lawrence H.N. Kinet, Chairman and Chief Executive Officer, said, "I am quite pleased with the progress we made during the third quarter toward the filing of our IDE, which we currently expect to occur mid-fourth quarter of this year. Having brought Bruce Dobsch on board during the quarter as our Senior Vice President of R&D, Aksys' technical team is fully staffed and totally focused on completing our filing. The $1.0 million milestone payment which we received from Teijin during the third quarter and the Company's aggressive management of our general and administrative spending enabled us to accelerate R&D expenditures related to the IDE filing and subsequent clinical evaluation."

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.



                         - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (a development stage enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                   Quarter ended September 30,          Nine months ended September 30,
                                                  -----------------------------         --------------------------------
                                                     1998              1997                 1998               1997
                                                  -----------      ------------         ------------       -------------
Revenues:
    Joint development income                      $ 1,000,000      $          -         $  1,000,000       $           -
                                                  -----------      ------------         ------------       -------------
Operating expenses:
    Research and development                        3,990,000         2,501,000           10,377,000           8,406,000
    Business development                              237,000           248,000              608,000             742,000
    General and administrative                        772,000           849,000            2,447,000           2,936,000
                                                  -----------      ------------         ------------       -------------
Total operating expenses                            4,999,000         3,598,000           13,432,000          12,084,000
                                                  -----------      ------------         ------------       -------------
Operating loss                                     (3,999,000)       (3,598,000)         (12,432,000)        (12,084,000)
Net interest income                                   406,000           536,000            1,352,000           1,769,000
                                                  -----------      ------------         ------------       -------------
Net loss                                          $(3,593,000)     $ (3,062,000)        $(11,080,000)       $(10,315,000)
                                                  ===========      ============         ============       ==============
Net loss per share - basic and diluted            $     (0.24)     $      (0.22)        $      (0.76)       $      (0.75)
                                                  ===========      ============         ============       =============
Weighted average shares outstanding                14,709,000        13,787,000           14,627,000          13,767,000
                                                  ===========      ============         ============       =============

                           SELECTED BALANCE SHEET DATA

                                      September 30,          December 31,
                                          1998                    1997
                                      -------------          ------------
Cash and short-term investments       $ 20,966,000           $ 29,196,000
Working capital                         20,563,000             28,433,000
Long-term investments                    4,289,000              2,808,000
Total assets                            30,463,000             36,647,000
Total liabilities                        1,099,000              1,359,000
Stockholders' equity                    29,364,000             35,288,000

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